                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                                (Amendment No. 4)


                         REGENERON PHARMACEUTICALS, INC
  ----------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.001 par value
  ----------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   75886F 10 7
  ----------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2004
  ----------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                o          Rule 13d-1(b)

                x          Rule 13d-1(c)

                o          Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 75886F 10 7                                             13G/A
   1    NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Leonard S. Schleifer, M.D., Ph.D.
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)   o
                                                                         (b)   o
   3    SEC USE ONLY
   4    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
             NUMBER OF               5             SOLE VOTING POWER
               SHARES
            BENEFICIALLY                           2,848,433 (See Item 4)
              OWNED BY
                EACH
             REPORTING
            PERSON WITH
                                     6             SHARED VOTING POWER

                                                   14,500 (See Item 4)
                                     7             SOLE DISPOSITIVE POWER

                                                   2,848,433 (See Item 4)

                                     8             SHARED DISPOSITIVE POWER
                                                   14,500 (See Item 4)

   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,862,933
   10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*                                                          [X]

   11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        5.1%
   12   TYPE OF REPORTING PERSON*

        IN

        *SEE INSTRUCTIONS BEFORE FILLING OUT


                                 SCHEDULE 13G/A
                                 --------------

CUSIP No. 75886F 10 7

Item 1.  (a)      Name of Issuer

                  Regeneron Pharmaceuticals, Inc.


Item 1.  (b)      Address of Issuer's Principal Executive Offices

                  777 Old Saw Mill River Road
                  Tarrytown, New York 10591

Item 2.  (a)      Name of Person Filing

                  Leonard S. Schleifer, M.D., Ph.D.

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Item 2.  (b)      Address of Principal Business Office or, if none, residence

                  777 Old Saw Mill River Road
                  Tarrytown, New York 10591

Item 2.  (c)      Citizenship

                  United States of America

Item 2.  (d)      Title of Class of Securities

                  Common Stock, par value $.001 per share

Item 2.  (e)      CUSIP Number

                  75886F 10 7

Item 3.           Not Applicable.

Item 4.           Ownership

         (a)      Amount Beneficially Owned

                           2,862,933 shares, including 6,500 shares of Class A
                  Stock and 8,000 shares of Common Stock held by the Schleifer Family Foundation, a charitable foundation, of which the Reporting Person is a trustee. The Reporting Person disclaims beneficial ownership of the shares held by this Foundation. Excludes the following shares which the Reporting Person disclaims beneficial ownership: (i) 29,275 shares of Class A Stock and 900 shares of Common Stock of which Adam Schleifer, a son of the Reporting Person, is the record owner; and (ii) 29,275 shares of Class A Stock and 900 shares of Common Stock held in a trust for the benefit of David Schleifer, a son of the Reporting Person, of which Harriet Schleifer, the wife of the Reporting Person, is the record owner.

                           Regeneron Pharmaceuticals, Inc. (the "Issuer") has
                  two classes of outstanding capital stock, Common Stock, par value $.001 per share (the "Common Stock"), holders of which are entitled to one vote per share, and Class A Stock, par value $.001 per share ("Class A Stock"), holders of which are entitled to ten votes per share. The Class A Stock is not registered pursuant to Section 12 of the Securities Exchange Act of 1934. Each share of Class A Stock may be converted at the option of the holder at any time into one fully paid and non-assessable share of Common Stock. In addition, pursuant to the terms of the Issuer's Certificate of Incorporation, each share of Class A Stock will be automatically converted into one fully paid and non-assessable share of Common Stock upon the transfer of Class A Stock whether by sale, exchange, gift, operation of law, pledge, or otherwise, or upon any transfer of the power to vote such shares by proxy, to a person who is not a "Permitted Transferee" (as such term is defined in the Issuer's Certificate of Incorporation).

         (b)      Percent of Class

                           5.1% based on 53,502,004 shares outstanding as of
                  December 31, 2004, as reported by the Issuer, 1,717,290 shares of Class A Stock held by the Reporting Person, and 1,025,380 shares underlying options held by the Reporting Person which were exercisable as of December 31, 2004 or became exercisable within 60 days thereafter.

         (c)      Number of Shares as to which person has
                  (i)      Sole power to vote or to direct the vote             2,848,433
                  (ii)     Shared power to vote or to direct the vote           14,500
                  (iii)    Sole power to dispose or to direct the disposition   2,848,433
                  (iv)     Shared power to dispose or to direct the disposition 14,500





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Item 5.           Ownership of Five Percent or Less of a Class

                  Not Applicable.

                                    [  ].

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not Applicable.

Item 8.           Identification and Classification of Members of the Group.

                  Not Applicable.

Item 9.           Notice and Dissolution of Group.

                  Not Applicable.

Item 10.          Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                   SIGNATURE
                                   ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date:    April 1, 2005


        By:
                     /s/ Leonard Schleifer
                     ----------------------
                     Leonard S. Schleifer, M.D., Ph.D.



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                                  End of Filing